

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2020

Thomas Hemingway
Chief Executive Officer
Bioquest Corp
3700 Campus Drive, Suite 206
Newport Beach, CA 92660

      Re: Bioquest Corp
            Amendment No. 1 to Offering Statement on Form 1-A
            Filed March 24, 2020
            File No. 024-11151

Dear Mr. Hemingway:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2020 letter.

Amendment no. 1 to Offering Statement on Form 1-A filed March 24, 2020

Summary, page 2

1.   We note your response to prior comment 2. Please revise to provide support for your belief that "we can build one of the strongest and most recognizable brands in the Nutraceutical and Pharmaceutical industry," and that you "will be located throughout the USA in states that have a US Farm Bill-compliant program." In that regard we note that you have no revenues, no marketable products, and your officers and directors do not appear to have any experience in the CBD space.   We further note that throughout the offering statement you refer to "our products". Please revise throughout to clarify wherever you reference products that you do not currently have any marketable products and that your products are still in development.

Condensed Statements of Stockholders' Deficit , page F-4

2.   We note from the Condensed Statements of Stockholders Deficit for nine months ended January 31, 2020, as well as page 29 and throughout the Form 1-A, that you effected a 1-for-20 reverse stock split on or around October 11, 2019. Please revise all financial statements presented to reflect the reverse stock split in accordance with ASC 260-10-55-12 and SAB Topic 4:C.

3.   Please explain and reconcile the presentation of "Stock Issuable for Issuance of Notes Payable" totaling $35,000, with your disclosure in Note 5, page F-8, where you "recorded stock payable for 35,000 shares with stock compensation expense of $35,000." Also, tell us why you believe that recording the transaction prior to the issuance of the shares is proper.

4.   We note you present stock subscriptions in the amount of $30,000. Please add a note to discuss the terms of these stock subscription arrangements, in particular whether or not the investor has the right to cancel its subscription and have the consideration refunded.

Condensed Statements of Cash Flows, page F-5

5.   We note your presentation of cash provided by the sale, subscription, and issuance of stock classified as investing activities. Please tell us the specific guidance in ASC 230 you relied upon in your determination to classify the cash flows associated with the stock as investing activities.

6.   We note your presentation of Stock Issued in Settlement of Debt that provided $27,000 in cash. Please explain how the issuance of stock to settle debt provided cash.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology